RVeldman@prestongates.com
949-623-3535

August 31, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Zeolite Exploration Company Registration Statement (File No. 333-132906)

Ladies and Gentlemen:

On behalf of Zeolite Exploration Company (the “Company”), transmitted concurrently herewith via EDGAR is Pre-Effective Amendment No. 1 to the above-referenced Registration Statement. The Company filed the original Registration Statement on Form SB-2 on March 31, 2006. Based on subsequent telephone conversations with the staff, the Company is utilizing Form S-1 for this Pre-Effective Amendment No. 1.

By letter dated April 6, 2006, the staff notified the Company that it would not perform a detailed examination of the Registration Statement until the Company addressed certain deficiencies. In response to the staff’s April 6, 2006 letter and subsequent telephone conversions with the staff, the Company has filed with the Commission amendments to its annual reports on Form 10-KSB for the fiscal years ended July 31, 2005 and 2004 to include revised reports of the Company’s independent auditors to address the respective cumulative periods covered by such reports. As described in our letter to the Commission, dated April 26, 2006, and the accompanying letter of John J. Geib of the same date, and based on subsequent telephone conversations with the staff, we understand that the corrected report of John J. Geib included in Amendment No. 2 to the Company’s annual report on Form 10-KSB is acceptable. Accordingly, we believe that the Company has addressed the staff’s prior comments concerning the audit reports contained in the Company’s annual reports for the past three fiscal years.

Pre-Effective Amendment No. 1 to the Registration Statement includes audited consolidated balance sheets of the Company and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2003, 2004 and 2005, as well as unaudited interim financial statements as of June 30, 2006 and for the six months ended June 30, 2005 and 2006. As described in the Registration Statement and in the Company’s Current Reports on Form 8-K filed on April 6, 2006 and on May 17, 2006, the Company completed a reverse acquisition of Faith Bloom Limited, a British Virgin Islands company, on March 31, 2006. The reverse acquisition is accounted for as a recapitalization of the Company, as a result of which Faith Bloom, now a wholly-owned subsidiary of the Company, is deemed to be the accounting acquirer of the Company and the Company’s fiscal year-end changed from July 31 to December 31. In December of 2005, Faith Bloom completed a reorganization in which it acquired Shandong Haize Nano Co. Ltd. and Shandong Bangsheng Chemical Co. Ltd., both organized under the laws of the People’s Republic of China, as Faith Bloom’s wholly-owned subsidiaries. The audited consolidated financial statements and other financial information contained in the Registration Statement have been restated on a retroactive basis to present these reorganizations as though they had been in place for all periods presented.

1900 MAIN STREET SUITE 600 IRVINE, CA 92614-7319 TEL: {949} 253-0900 FAX: {949} 253-0902 www.prestongates.com
Anchorage Beijing Coeur d’Alene Hong Kong Orange County Portland San Francisco Seattle Spokane Taipei Washington, DC

None of the conditions specified in Rule 1-02(w) and Rule 3-05(b)(2) of Regulation S-X relating to the filing of acquiree financial statements existed with respect to the Company as the accounting acquiree in the March 31, 2006 reverse acquisition. Accordingly, separate financial statements of the acquired business prior to the acquisition are not included in this filing and, pursuant to Rules 11-01(c) and 11-02(c) of Regulation S-X, pro forma information is likewise not included.

Please direct any comments or questions regarding this filing to me by mail at the address indicated on the first page of this letter, by facsimile at (949) 623-4463 or by telephone at (949) 623-3535.

Sincerely, /s/ Raymond L. Veldman Raymond L. Veldman

cc:	Mr. Xiangzhi Chen Zeolite Exploration Company

Mr. Robert Bowen Hansen Barnett & Maxwell

Mr. Jiannan Zhang, Esq. Preston Gates & Ellis LLP